UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras and Equinor conclude strategic partnership agreements in the Roncador field, providing new investments to increase the recovery factor of the field

Rio de Janeiro, June 15, 2018 - Petróleo Brasileiro S.A.- Petrobras informs that yesterday it concluded the sale of 25% of its interest in the Roncador field to Equinor (formerly Statoil), achieving an important milestone in the strategic partnership between the two companies, as disclosed on 12/18/2017. Petrobras remains the operator of the field, with a 75% interest.

In the context of the Strategic Partnership, the “Strategic Technical Alliance Agreement” (“STAA”) and the “Gas Term Sheet” (Equinor option to use the Cabiúnas Terminal) were also signed on 12/18/2017.

The cash consideration received yesterday by Petrobras was US$ 2.0 billion, including price adjustments at the closing of the transaction, in addition to the US$ 117.5 million received as an advance on the agreement signing date. Additionally, Equinor will make contingent payments related to investments in projects to increase the recovery factor of this field, on a 2:1 ratio (Equinor will pay, besides its 25% stake, an additional 25% of Petrobras’stake), limited to US$ 550 million.

All the conditions precedent to the conclusion of this transaction have been fulfilled, including approval by the National Petroleum Agency (ANP) and by the Administrative Council of Economic Defense (CADE), as well as the negotiation of contracts for the use of production facilities and of the purchase of associated gas by Petrobras.

This operation materializes the Strategic Partnership between Petrobras and Equinor, allowing the companies to combine their experiences to optimize production and increase the recovery factor and reserves of the Roncador Field, which will be leveraged by the STAA.

The Strategic Partnership with Equinor is based on an alignment of strategic interests of the two companies and on the potential of generating value for the parties, considering their knowledge and experience in deep waters exploration and production and natural gas segments. Equinor has recognized expertise in optimizing mature fields with a focus on maximizing recovery factors as well as extending the useful life of these fields. For the Roncador field, the objective is to increase the recovery factor by at least 5%, which can bring an additional volume of approximately 500 million boe.

Strategic Partnerships are an important part of Petrobras’ 2018-2022 Business and Management Plan, contributing to risk mitigation, strengthening of corporate governance, sharing of information, experiences and technologies, as well as improving the company’s fundability through cash inflows and release of investments.

It should be noted that, with the closing of this operation, the total amount of cash inflow in 2018 through the Partnerships and Divestments Program totals US$ 5.0 billion.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer